Amendment to

Amended and Restated Expense Limitation Agreement

Between JNL Series Trust and

Jackson National Asset Management, LLC

This Amendment is made by and between JNL Series Trust (the “Trust”) on behalf of the investment series set forth on Schedule A (the “Fund”) and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Trust and the Adviser (“Parties”) entered into an Amended and Restated Expense Limitation Agreement dated January 1, 2011 (“Agreement”), whereby the Adviser agreed to reduce certain fees payable to it and/or reimburse certain expenses of the Fund and the Fund agreed to reimburse the Adviser for certain fees, as outlined under the terms of the Agreement, as it may be amended and approved by the Board of Trustees of the Trust from time to time.

Whereas, the Parties agreed to amend Schedule A of the Agreement to change the name of the JNL/WMC Money Market Fund to the JNL/WMC Government Money Market Fund.

Now Therefore, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the Trust and the Adviser agree as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 24, 2017, attached hereto.

2.	This Amendment may be executed in two or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of April 24, 2017.

JNL Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule A
Dated April 24, 2017

Name of Fund
JNL/WMC Government Money Market Fund

A-1